[Letterhead of Orrick, Herrington & Sutcliffe LLP]

January 18, 2013

By Hand

Ms. Katherine W. Hsu

Office Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Receivables Financing Corporation VIII LLC

American Express Issuance Trust II

Response to SEC Comment Letter dated January 10, 2013

File Nos. 333-185503; 01

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation VIII LLC (“RFC VIII”), as depositor (the “Depositor”) to the American Express Issuance Trust II (the “Trust” or the “Issuing Entity”), this letter responds to your letter dated January 10, 2013, providing comments to the Registration Statement on Form S-3 (the “Registration Statement”) submitted on December 14, 2012 by the Depositor and the Issuing Entity. RFC VIII and American Express Travel Related Services Company, Inc. (“TRS”), as sponsor, sole equity owner of RFC VIII and servicer of the Trust, are collectively referred to herein as “American Express.”

For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”), dated January 18, 2013, marked to show all changes to the Registration Statement. All capitalized terms defined in Amendment No. 1 and used in the following responses without definition, have the meanings specified in Amendment No. 1. Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 1.

Prospectus Supplement

Cover Page

Comment 1:	Please disclose the aggregate principal amount of all securities offered. Refer to Item 1102(e) of Regulation AB.

Ms. Katherine W. Hsu

January 18, 2013

Response:	We have revised the front cover of the prospectus supplement to disclose the aggregate principal amount of all securities offered.

Comment 2:	We note that on page S-7 of the prospectus supplement, you contemplate including various forms of credit enhancement other than subordination in bracketed language. On the cover page, please include bracketed language which briefly describes the credit enhancement or other support for the transaction that is contemplated on page S-7. Refer to Item 1102(h) of Regulation AB.

Response:	We have revised the front cover of the prospectus supplement to include bracketed language describing additional applicable forms of credit enhancement or other support for the transaction.

The Issuing Entity’s Assets, page S-2

Comment 3:	Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Response:	The circumstances under which pool assets may be (or are required to be) added to or removed from the Issuing Entity are summarized under the heading “Assets of the Issuing Entity” in the summary section of the base prospectus (see pages 3 through 5). American Express believes the base prospectus is the more appropriate place to provide this disclosure because additions and removals only occur on a trust wide basis and are not series specific. Nevertheless, on page S-2 of the prospectus supplement, we have now explicitly added language indicating that additions and removals of assets do not occur on a series specific basis. American Express believes the disclosure in the summary section of the base prospectus, together with the revised disclosure in the summary section of the prospectus supplement, satisfies the disclosure requirement set forth in Item 1103(a)(6) of Regulation AB.

Letter of Credit, Cash Collateral Guaranty or Account, Surety Bond or Insurance Policy, Derivative Agreement, Supplemental Credit Enhancement Agreement, Supplemental Liquidity Agreement, page S-7

Comment 4:	Please add bracketed language in an appropriate section in the prospectus supplement to clarify that you will provide the descriptive and financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Ms. Katherine W. Hsu

January 18, 2013

Response:	We have revised the section captioned “[Letter of Credit], [Cash Collateral Guaranty or Account], [Surety Bond or Insurance Policy], [Derivative Agreement], [Supplemental Credit Enhancement Agreement], [Supplemental Liquidity Agreement]” in the summary section of the prospectus supplement (see page S-7) to include bracketed language providing the descriptive information contemplated in Items 1103(a)(3)(ix) and 1114(b)(1) of Regulation AB. In addition, we have added a corresponding section captioned “[Letter of Credit], [Cash Collateral Guaranty or Account], [Surety Bond or Insurance Policy], [Derivative Agreement], [Supplemental Credit Enhancement Agreement], [Supplemental Liquidity Agreement]” (see pages S-27 to S-28 of the prospectus supplement) that also includes bracketed language providing the financial information contemplated by Item 1114(b)(2) of Regulation AB. American Express confirms that, if an entity or group of affiliated entities providing credit enhancement will be liable or contingently liable for payments representing 10% or more of the cash flow supporting any offered class, it will provide the information contemplated in Item 1114(b)(1) and (2) of Regulation AB.

Reallocated Finance Charge Collections, page S-9

Comment 5:	Please identify any outstanding series or classes of securities that are backed by the same asset pool or otherwise have claims on the pool assets in the summary. In addition, state if additional series or classes of securities may be issued that are backed by the same asset pool and briefly identify the circumstances under which those additional securities may be issued. Specify if security holder approval is necessary for such issuances and if security holders will receive notice of such issuances. Refer to Item 1103(a)(4) of Regulation AB.

Response:	The existence or addition of other series or classes is discussed in the second, third and fourth full paragraphs under the heading “Securities Offered” in the summary section of the prospectus supplement (see page S-1). We have revised the third paragraph to include a summary of the conditions that must be satisfied in connection with the issuance of other series or classes and have also included a cross reference to the detailed discussion of those conditions in the base prospectus.

American Express believes this is the most appropriate place to summarize this disclosure and that this disclosure, when taken together with the information

Ms. Katherine W. Hsu

January 18, 2013

included in Annex I, satisfies the disclosure requirement of Item 1103(a)(4) of Regulation AB.

Fees and Expenses Payable from Collections, page S-12

Comment 6:	We could not locate a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Please note that this table should disclose all administrative fees and expenses, including, but not limited to the trustees’ fees, even if those fees and expenses are allocated and paid before the applicable series’ share of finance charge collections is calculated. Refer to Item 1113(c). Also, please add this section to the table of contents.

Response:	We have revised the section now captioned “Deposit and Application of Funds — Servicer Compensation and Other Fees and Expenses” on pages S-37 to S-38 of the prospectus supplement to include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets.

Repurchases and Replacements, page S-18

Comment 7:	We note your disclosure that in the past year, no receivables in the trust were subject of a demand for reassignment or repurchase for breach of representations or warranties. However, please provide reassignment and repurchase history concerning all assets securitized by the sponsor, as required by Item 1104(e) of Regulation AB and Rule 15Ga-1(a), for the relevant time period. Furthermore, we note your reference to the Form ABS-15G covering the receivables of the trust, however, please provide a reference to the most recent Form ABS-15G filed by the securitizer and disclose the SIK number of the securitizer.

Response:	We have revised the last paragraph under the heading “Repurchases and Replacements” on page S-18 of the prospectus supplement to provide reassignment and repurchase history concerning all assets securitized by the sponsor and have clarified that the Form ABS-15G referenced will also cover all assets securitized by the sponsor. American Express confirms that the CIK number for the applicable securitizer will be included in the disclosure once the applicable Form ABS-15G is filed.

Comment 8:	We note that the trust portfolio may include delinquent assets. Please note that delinquent assets cannot constitute 20% or more, as measured by dollar

Ms. Katherine W. Hsu

January 18, 2013

volume, of the asset pool as of the measurement date or asset-backed securities registered on Form S-3. Please confirm that delinquent assets will not constitute 20% or more of the trust portfolio or advise.

Response:	In accordance with General Instruction I.B.5(a)(ii) to Form S-3, American Express confirms that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date.

Base Prospectus

Groups, page 13

Comment 9:	We note that a series of notes may be included in one or more groups of series that share principal collections or finance charge collections. We also note your Annex I to the prospectus supplement. It is unclear to us whether your references to “Group A” and “Group B” in Annex I refer to all the types of groups you describe on page 13 and elsewhere in the prospectus. Please revise to clarify here and in Annex I.

Response:	We have revised Annex I to the prospectus supplement to include a footnote that describes the references to “Group A” and “Group B” and provides cross-references to detailed disclosure in the prospectus supplement and base prospectus. The disclosure on page 13 of the base prospectus and elsewhere in the base prospectus (including, in particular, the disclosure under the heading “The Notes — Groups” on pages 54 to 55) describes the group concepts as they relate to the program as a whole and indicates that any particular series of notes will be identified as being included in a group in the related prospectus supplement.

Note Ratings, page 14

Comment 10:	Please confirm that the asset-backed securities offered to the public will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5.(a)(i) to Form S-3.

Response:	In accordance with General Instruction I.B.5(a)(i) to Form S-3, American Express confirms that the asset-backed securities offered to the public under the Registration Statement will be “investment grade securities” as defined in General Instruction I.B.5(a)(i) to Form S-3.

Ms. Katherine W. Hsu

January 18, 2013

Transaction Parties, page 37

Comment 11:	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response:	We have revised the base prospectus to include a new section captioned “Transaction Parties — Affiliations and Transactions among the Transaction Parties” on page 40 of the base prospectus disclosing the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Interest, page 52

Comment 12:	We note that your descriptions of the indices which may determine the interest rates paid on a series, class or tranche of floating rate notes states that “the interest rate index or other formula on which the interest payment is based will be specified in the related prospectus supplement.” We view this as a catch-all. Instead, specifically disclose the various indices that may be used to determine interest payments. Refer to Item 1113(a)(3) of Regulation AB.

Response:	The language excerpted above is from the base prospectus section captioned “The Notes—Interest,” which describes generally how interest will accrue for series, classes or tranches of notes of the Issuing Entity. We have revised the disclosure on page 52 of the base prospectus to clarify that the index or formula used in determining a floating rate of interest will be a “a reference rate or formula commonly used for debt issuances comparable to the notes.”

The general disclosure in the base prospectus indicates throughout that the details relating to the determination of interest for a particular series, class or tranche of notes will be specified in the prospectus supplement relating to such series, class or tranche of notes.

In the “form of” prospectus supplement included as part of the Registration Statement, disclosure is included under “Prospectus Supplement Summary—Interest” (see pages S-3 to S-4) and “The Notes—Interest Payments” (see pages S-21 to S-22) describing the interest rate index on which the floating rate is based, and further describing the method for calculating interest. American Express

Ms. Katherine W. Hsu

January 18, 2013

believes this detailed disclosure of the interest rate index satisfies the requirement of Item 1113(a)(3) of Regulation AB.

Sources of Funds to Pay the Notes, page 64

Comment 13:	We note that the charge receivables described in this section were or will be originated by affiliates of Centurion or FSB. Please confirm that you will disclose the name of each affiliate expected to originate 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.

Response:	In accordance with Item 1110(a) of Regulation AB, American Express confirms it will disclose the name of each affiliate expected to originate 10% or more of the pool assets.

Comment 14:	Furthermore, please confirm that you will disclose each affiliate entity’s origination program if such entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Response:	In accordance with Item 1110(b)(2) of Regulation AB, American Express confirms it will include disclosure describing the origination program of any affiliate expected to originate 20% or more of the pool assets.

Addition of Assets, page 71

Comment 15:	Please confirm that you will separately register any collateral certificates that are included in the issuance trust, and identify the sponsor or depositor as the issuer and underwriter of the collateral certificate. Refer to Section III.A.6. of the Regulation AB Adopting Release (Release No. 33-8518), Item 1100(d) of Regulation AB and Rule 190(c) under the Securities Act.

Response:	American Express confirms that it will separately register any collateral certificates that are included in the issuance trust, and identify the sponsor or depositor as the issuer and underwriter of the collateral certificate.

Forward-Looking Statements, page 114

Comment 16:	Please delete your disclosure regarding forward-looking statements as the provisions to do not apply to you at this time.

Ms. Katherine W. Hsu

January 18, 2013

Response:	We have added brackets surrounding the disclosure regarding forward-looking statements on pages 114 to 115 of the base prospectus. American Express confirms that it will only include the disclosure regarding forward-looking statements once Section 27A of the Securities Act of 1933, as amended, applies to the Issuing Entity.

Item 17. Undertakings, page II-6

Comment 17:	Please delete undertaking (e) given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site, including but not necessarily limited to page 114 of the Base Prospectus.

Response:	In response to Comment 17, we have deleted undertaking (e) from Part II of the Form S-3 and have also deleted language from page 114 of the base prospectus relating to future filings of static pool information through an internet web site.

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077.

Sincerely,

/s/ Alan M. Knoll

Alan M. Knoll

Enclosures

cc:	Rolaine S. Bancroft, Securities and Exchange Commission

Michelle Stasny, Securities and Exchange Commission

Louise M. Parent, American Express Company

Carol V. Schwartz, American Express Company

Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP